UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-51086

ML Cornerstone FuturesAccess LLC
(Exact name of registrant as specified in its charter) C/O MERRILL LYNCH ALTERNATIVE INVESTMENTS, LLC 1200 Merrill Lynch Drive (1B) Pennington, NJ 08534 (800) 765-0995
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units of Limited Liability Company Interest
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, ML Cornerstone FuturesAccess LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 11, 2008	ML CORNERSTONE FUTURESACCESS LLC

	By:	Merrill Lynch Alternative Investments LLC
	Its:	Manager

	By:	/s/ Barbra E. Kocsis
Name: Barbra E. Kocsis
Title: Chief Financial Officer